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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                       =========================
                                                       SEC FILE NUMBER:  0-33161
                                                       CUSIP NUMBER: 03833K 10 2
                                                       =========================

NOTIFICATION OF LATE FILING

(Check One):  Form [_] 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
[_] Form N-SAR

For Period Ended: ______________________
[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:   December 29, 2001
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Aprisma Management Technologies, Inc.
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Full Name of Registrant
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Former Name if Applicable
273 Corporate Drive
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Address of principal executive office (Street and Number)
Portsmouth, NH  03801
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant

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seeks relief pursuant to Rule 12b-25(b), the following should be completed.
     (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on
[_] Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

     The Registrant does not at the present time have audited financial statements for the transition period ended December 29, 2001. This delay relates to the previously announced internal review and the need for the Registrant's independent auditors to perform additional audit procedures. The Registrant and its independent auditors are working to complete the audit as quickly as possible.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David Reibel                       603                       334-2100
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       (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The results of operations for the Registrant that will be included in the subject report will reflect a ten-month transition period, reflecting the change in Registrant's fiscal year to the Saturday closest to the last day of December. The Registrant does not anticipate recasting the prior year information into a comparable ten-month period because doing so would not be practicable or cost-justified.

The Registrant anticipates reporting a net loss for the transition period ended December 29, 2001. Because the Registrant has not yet completed an internal review and the Registrant's independent auditors will perform additional audit procedures, the Registrant cannot yet provide an accurate estimate of its results for the transition period ended December 29, 2001. The Registrant and its independent auditors are working to complete the internal review and the audit as quickly as possible.

                      APRISMA MANAGEMENT TECHNOLOGIES, Inc.
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 2002                        By   /s/ Howard Smith
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                                            Name:    Howard Smith

                                            Title:   Chief Financial Officer